Form 51-102F3
Material Change Report

Item 1	Name and Address of Company
Silver Standard Resources Inc. #1180 – 999 West Hastings Street Vancouver, B.C. V6C 2W2

Item 2	Date of Material Change
June 1, 2007.

Item 3	News Release
The news release was disseminated on June 5, 2007 by CCN Matthews using several broad distribution networks in North America and the United Kingdom.

Item 4	Summary of Material Change

Silver Standard Resources Inc. is pleased to report the appointment of George N. Paspalas as Senior Vice President, Operations, effective June 1, 2007. Mr. Paspalas’ career includes 18 years in management positions with Placer Dome Inc., most recently as Senior Vice President Projects – Technical Development.

Item 5	Description of Material Change
See attached news release 07-10.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102
N/A

Item 7	Omitted Information
No omitted information.

Item 8	Executive Officer
Joseph J. Ovsenek, Senior Vice President, Corporate. (604) 689-3846.

Item 9	Date of Report
June 5, 2007.

June 5, 2007	News Release 07-10

SILVER STANDARD APPOINTS SENIOR VICE PRESIDENT, OPERATIONS

Vancouver, B.C. – Silver Standard Resources Inc. is pleased to report the appointment of George N. Paspalas as Senior Vice President, Operations, effective June 1, 2007. Mr. Paspalas’ career includes 18 years in management positions with Placer Dome Inc., most recently as Senior Vice President Projects – Technical Development.

Mr. Paspalas brings broad operational and executive experience to his new position with Silver Standard. At Placer Dome, he was responsible for constructing and operating complex open pit and underground mines in South Africa, Tanzania, Australia, Venezuela and Canada; mitigating mining project risk and improving safety and site environmental performance; developing strategic community partnerships; managing government affairs relating to permitting or operating activities; negotiating commercial concentrate contracts; and improving operational performance.

At Silver Standard, Mr. Paspalas will be responsible for the mine development and operations team. His first priority is to manage the efficient and effective transition of Silver Standard from an exploration company to a profitable mining company, with Pirquitas as his initial focus. Thereafter, he will be responsible for establishing and maintaining excellence in mine operations, safety and the environment. Mr. Paspalas was educated in Australia as a chemical engineer (honours) and later undertook the highly regarded Advanced Management Program at INSEAD near Paris, France.

Silver Standard is a well-financed silver exploration and development company that is moving the Pirquitas project in Argentina to production for the fourth quarter of 2008. The company is also advancing the San Luis high-grade, joint venture project in Peru and the 100%-owned Pitarrilla project in Mexico, projects that will help Silver Standard achieve its goal of becoming a leading primary silver producer.

For further information, contact:

Robert A. Quartermain, President Silver Standard Resources Inc. Vancouver, B.C. (604) 689-3846	Paul LaFontaine, Director, Investor Relations Silver Standard Resources Inc. Vancouver, B.C. N.A. toll-free: (888) 338-0046 Direct: (604) 484-8212 E-Mail: invest@silverstandard.com

The TSX has neither approved nor disapproved of the information contained herein.  Statements contained in this news release that are not historical fact, such as statements regarding the economic prospects of the company’s projects, future plans or future revenues, timing of development or potential expansion or improvements, are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties include, but are not limited to, the company’s ability to raise sufficient capital to fund development, changes in economic conditions or financial markets, changes in prices for the company’s mineral products or increases in input costs, litigation, legislative, environmental and other judicial, regulatory, political and competitive developments in jurisdictions in which the company operates, technological and operational difficulties or inability to obtain permits encountered in connection with exploration and development activities, labour relations matters, and changing foreign exchange rates, all of which are described more fully in the company’s filings with the Securities and Exchange Commission.